

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2017

Hugh Griffith
Chief Executive Officer
NuCana BioMed Ltd
251 Little Falls Drive
Wilmington, DE 19808

>   **Re: NuCana BioMed Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted June 26, 2017**
>   **CIK No. 0001709626**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement submitted 06/26/2017

Overview, page 1

1.   Please define the terms "phosphoramidate," "metabolite," "nucleoside analogs" and "nucleotide analog" where they are first used in this section.

2.   We note your statements that Acelarin has been found in Phase 1 and Phase 1b trials to have achieved a 78%, 94%, and 96% disease control rates for various indications. We also note your risk factor disclosure on page 18 that your "Phase1 and Phase 1b trials have not been powered to show results with statistical significance." Accordingly, as these early-stage clinical trials may not be indicative of results obtained in later-stage trials and were not designed to show results with statistical significance, please remove the disclosure of the disease control rates from the Summary.

3.   Please revise your pipeline tables on pages 4 and 87 to reflect the actual status of your pipeline candidates as of the latest practicable date. The table suggests that you have completed the Phase 1 trial of Acelarin in combination with carboplatin for the indication of platinum-sensitive ovarian cancer and your current trial is in Phase 2; however, your disclosure on page 3 indicates the Phase 1b trial is still ongoing.

Use of Proceeds, page 65

4.   Please expand your disclosure regarding the proceeds to be used for your product candidates to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2015 and 2016
Research and Development Expenses, page 76

5.   For each of your research and development programs, please separately disclose the costs incurred during each period presented.

Critical Accounting Policies, Judgments and Estimates
Valuation of Ordinary Shares, page 81

6.   We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 84

7.   Please revise to describe clearly and consistently the regulatory status of your product candidates and product development efforts to date and provide the following information: regulatory applications submitted, if any, to commence clinical trial(s); the current status of such applications and any significant dialogue with the FDA and/or comparable regulatory agencies; and when and where the trials were conducted, who conducted them, their scope and design, their endpoints, and whether these endpoints were met.

8.   Please revise to clarify scientific terms where used in the prospectus, such as "dipyridamole" on page 100 and "pharmacokinetic" and "pharmacodynamic" on page 103.

9.   We note your disclosure on page 103 and similar disclosure elsewhere that NUC-3373 should have an improved safety profile and improved efficacy as compared to 5-FU. Because approval of the U.S. Food and Drug Administration ("FDA") and other

comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is safe and effective, it is premature for you to describe or suggest that your product candidates are safe or effective. Accordingly, please revise these statements.

10. We note your statement on page 107 that "[i]n preclinical experiments, NUC-7738 was over 50 times more potent in killing tumor cells than cordycepin." Please put this selected information into its full and proper context by providing the specific details and parameters for which this data was drawn.

Intellectual Property, page 109

11. Please expand your disclosure to identify in which foreign jurisdictions you have issued and pending patent applications.

12. Please expand your disclosure regarding the patent in the U.S. relating to the product candidate Acelarin that "is currently under reissue" to explain the significance of the reissue proceeding. Add any risk factor disclosure, if appropriate.

Consolidated Statements of Operations, page F-3

13. Please confirm that you have disclosed all material expenditures by nature as required under paragraph 104 of IAS 1, or revise your disclosure to quantify these expenditures.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Intangible Assets, page F-10

14. Please disclose your recognition policy for intangible assets, including legal costs relating to obtaining, maintaining, and defending the patents.

15. Tell us how you determined that a decelerated amortization method such as reverse sum of the years digits appropriately reflects the pattern in which your patent's future economic benefits are expected to be consumed. Refer to paragraphs 97-98C of IAS 38. Tell us how you concluded you were able to reliably determine the pattern in which you expect consume the future economic benefits for purposes of this guidance. Tell us what you determined to be the predominant limiting factor inherent in your patent intangibles.

Exhibits

16. Please tell us what consideration you have given to the filing of the service agreements with your two executive officers and one of your non-executive directors and the engagement agreement with one of your non-executive directors. Please refer to Item 601(b)(10) of Regulation S-K.

<u>General</u>

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

18.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Adam Davey